Exhibit 99.9

Consent of Independent Registered Public Accounting Firm

We consent to the use in this Annual Report on Form 40-F/A of our reports dated April 18, 2008 (except as to Note 16 which is as of August 28, 2008) relating to the consolidated financial statements of Banro Corporation for the years ended December 31, 2007 and 2006 and 2005 and the effectiveness of Banro Corporation’s internal control over financial reporting as at December 31, 2007 (which reports (1) express an unqualified opinion on the consolidated financial statements and includes a separate report titled Comments by Auditors for U.S. Readers on Canada – U.S. Reporting Conflict referring to changes in accounting principles that have a material effect on the comparability of the financial statements and (2) express an adverse opinion on the Company’s internal control over financial reporting because of the existence of material weaknesses) appearing in the Annual Report on Form 40-F/A.

/s/BDO Dunwoody LLP

Independent Registered Chartered Accountants
Toronto, Ontario, Canada
September 2, 2008